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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13D-1(B) AND (C) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                             (Amendment No. ______)1




                               LIFE RE CORPORATION
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                                (NAME OF ISSUER)




  COMMON STOCK, PAR VALUE $0.001 PER SHARE                      532160 10 8
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   (TITLE OF CLASS OF SECURITIES)                             (CUSIP NUMBER)


 (1) The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               (Page 1 of 6 Pages)


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
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CUSIP No.     532160 10 8          13G                         Page 2 of 6 Pages
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  1.              NAMES OF REPORTING PERSONS                  DOUGLAS M. SCHAIR

                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY)                       NOT APPLICABLE.
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  2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (A) [ ]
                                                                       (B) [X]
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  3.              SEC USE ONLY

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  4.              CITIZENSHIP OR PLACE OF            UNITED STATES OF AMERICA
                  ORGANIZATION

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   NUMBER OF                5.     SOLE VOTING POWER                  897,000
    SHARES
                        --------------------------------------------------------
 BENEFICIALLY               6.     SHARED VOTING POWER                224,200
   OWNED BY
                        --------------------------------------------------------
     EACH                   7.     SOLE DISPOSITIVE POWER             897,000
   REPORTING
                        --------------------------------------------------------
  PERSON WITH               8.     SHARED DISPOSITIVE POWER           200,000

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  9.              AGGREGATE AMOUNT BENEFICIALLY                     1,097,000*
                  OWNED BY REPORTING PERSON

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 10.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    [X]
                  CERTAIN SHARES

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 11.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      8.0%

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 12.              TYPE OF REPORTING PERSON                                 IN

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* Excludes 24,200 shares of Common Stock as to which the reporting person disclaims beneficial ownership. (See Item 4 hereof).


                                Page 2 of 6 Pages
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        ITEM 1(A).       NAME OF ISSUER:

                         Life Re Corporation (hereinafter referred to as the "Company").

        ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                         969 High Ridge Road
                         Stamford, Connecticut  06905

        ITEM 2(B).       NAME OF PERSON FILING:

                         This report is being filed by Douglas M. Schair (the "Reporting Person").

        ITEM 2(C).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                         RESIDENCE:

                         969 High Ridge Road
                         Stamford, Connecticut 06905

        ITEM 2(D).       CITIZENSHIP:

                         United States of America

        ITEM 2(E).       TITLE OF CLASS OF SECURITIES:

                         Common Stock, par value $0.001 per share (hereinafter referred to as "Common Stock").

        ITEM 2(F).       CUSIP NUMBER:

                         532160 10 8


        ITEM 3. IDENTIFICATION OF PERSONS FILING PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

                         Not applicable.


                                Page 3 of 6 Pages

ITEM 4.  OWNERSHIP

        (a)     Amount beneficially owned:

                As of December 31, 1997, the Reporting Person beneficially owned 1,097,000 shares of Common Stock.

        (b)     Percent of Class:

                The Reporting Person beneficially owns 1,097,000 shares of Common Stock, constituting 8.0% of the outstanding shares of Common Stock. Such figure is based on the number of shares of Common Stock outstanding as of September 30, 1997 and is derived from the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 filed with the Securities and Exchange Commission (File No. 1-11340).

        (c)     Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:

                       The Reporting Person has sole voting power with respect to 897,000 shares of Common Stock directly owned by the Reporting Person. See the information set forth below.

                 (ii)  Shared power to vote or to direct the vote:

                       The Reporting Person has shared power to vote or direct the vote of 224,200 shares of Common Stock. See the information set forth below.

                (iii)  Sole power to dispose or to direct the disposition of:

                       The Reporting Person has sole dispositive power with respect to 897,000 shares of Common Stock directly owned by the Reporting Person. See the information set forth below.

                 (iv)  Shared power to dispose or to direct the disposition of:

                       The Reporting Person has shared power to dispose or direct the disposition of 200,000 shares of Common Stock indirectly owned by the Reporting Person. See the information set forth below.

                Douglas M. Schair (Vice Chairman of the Board, Chief Investment Officer and a Director of the Company) beneficially owns an aggregate of 1,097,000 shares of Common Stock, consisting of (a) 859,500 issued shares of Common Stock and (b) 237,500 shares of Common Stock that may be acquired pursuant to the exercise of vested options to acquire (i) 100,000 shares of Common Stock each


                                Page 4 of 6 Pages
                at $22 per share, (ii) 37,500 shares of Common Stock each at $20.125 per share, (iii) 25,000 shares of Common Stock each at $19.625 per share, (iv) 50,000 shares of Common Stock each at $25 per share and (v) 25,000 shares of Common Stock each at $39.625 per share, all of which may be purchased within sixty days of December 31, 1997.

                The Reporting Person has sole voting and dispositive power with respect to 897,000 shares of Common Stock held directly by the Reporting Person. The Reporting Person shares voting and dispositive power with Leslie N. Cohen with respect to 200,000 shares of Common Stock held indirectly by the Reporting Person as co-trustee of the Douglas M. Schair 1997 I Trust.

                The Reporting Person shares voting and investment power with respect to 24,200 shares of Common Stock owned by a non-profit organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own the 24,200 shares owned by such non-profit organization; however, the Reporting Person expressly disclaims beneficial ownership of the such shares pursuant to Rule 13d-4 under the Securities Exchange of 1934, as amended.

        ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Not applicable.

        ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                   Not applicable.

        ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                   Not applicable.

        ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   Not applicable.

        ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

                   Not applicable.

        ITEM 10.  CERTIFICATION.

                   Not applicable.


                                Page 5 of 6 Pages
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                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 16, 1998

                                                /s/ Douglas M. Schair
                                                -----------------------------
                                                Douglas M. Schair













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